Memorandum

TO:	Ford Motor Company shareholders

Subject:	Grounds for a Yes vote on Item No. 6 on Ford Motor Company’s 2010 proxy ballot, re greater transparency and board oversight of the company’s political spending

Date:	April 2010

Contact:	Shelley Alpern, Trillium Asset Management Corporation
(617) 423-6655, x 248 or salpern@trilliuminvest.com

Trillium Asset Management Corporation (“Trillium”) requests your support for Item No. 6 on the Ford Motor Company (“Ford”) 2010 proxy ballot, which requests greater transparency and board oversight of the company’s political spending.

This memo is organized as follows:

I.	Rationale for a Yes vote
II.	Ford’s political transparency and accountability profile
III.	Our response to Ford’s opposition statement
IV.	Full disclosure is emerging best practice
V.	Risks of Corporate Political Spending
a.	Reputational
b.	Legal
c.	Board
VI.	How Citizens United Changes the Debate
a.	Impact on companies
b.	Expanding the role of trade associations as conduits for political spending
VII.	Conclusion

I.	Rationale for a Yes vote
1)	Ford shareholders face substantial financial and reputational risks as a result of the company’s failure to provide comprehensive transparency and disclosure of its political contributions.
2)	These risks are amplified in light of the recent Citizens United decision and makes transparency and accountability measures more important than ever. (See How Citizens United Changes the Debate.)

II.	Ford’s political transparency and accountability profile

Ford does not make direct corporate political contributions to politicians, political groups, or ballot measure initiatives. However, the company is a member of, and makes payments to, trade associations and other tax-exempt groups which use their funds for political purposes. Ford does not provide a complete list of the trade associations and other groups to which it belongs, and most associations do not disclose their membership list beyond those companies that represented by the board of directors. Shareholders therefore have no access to information on these kinds of spending.

This lack of transparency has the potential to have great impacts on the company and leaves the shareholders in a vulnerable position.  Ford faces risks due to the political activity of the groups that it  belongs to, which includes the National Association of Manufactures (NAM) (where Ford Group Vice President, Ziad S. Ojakli, sits on the Board of Directors), and the U.S. Chamber of Commerce.  Both of these groups have significant lobbying and political expenditure budgets.  However, associations do not necessarily support the business practices of their individual constituents.  For example, although Ford has already taken progressive steps towards reducing its environmental impact, both NAM and the Chamber of Commerce are opposed to mandatory action on climate change and have been aggressively fighting legislation.

The following checklist was prepared by the Center for Political Accountability.

Basic Disclosure
Is this information disclosed on the company website?

Political contribution policy	Yes
Political contributions	No
Trade associate memberships and affiliations with other tax-exempt organizations	No

Standards & Oversight Procedures
Do company policies explicitly include the following items?

The use of corporate funds for political purposes is prohibited	No
Political contributions permitted only through voluntary employee funded PAC contributions	No
No contributions will be given in anticipation of, in recognition of, or in return for an official act	Yes
Company will not reimburse employees directly or indirectly for political donations or expenses	No
No employees will be pressured to make any personal political expenditures	No
Political contribution policies are included in Code of Conduct	Yes
Political contributions policies are disclosed elsewhere on the company website	Yes
Political contribution policies include specific criteria for approval of political donations	No
Prior approval required for political contributions	Yes
Officer or department must approve political contributions	?
General counsel or legal department must approve political contributions	?
An executive officer of the company must approve political contributions	?
Board of directors or board committee oversees political contributions	No
Board of directors or board committee must issue prior approval for political contributions	No
The same standard and oversight procedures apply to trade association payments	No

III.	Our response to Ford’s opposition statement

We challenge the assertion that existing disclosures are sufficient. Direct corporate political contributions are not disclosed in any central place, leaving shareholders to scour state campaign finance reports and IRS filings. While campaign finance watchdog groups provide helpful information on corporate political giving, no one source provides a comprehensive and reliable picture of corporate political contributions. There is also no disclosure of spending through trade associations and other tax-exempt groups. (See section below, Expanding the role of trade associations as conduits for political spending.)

The proponents agree with the company position that such contributions have business implications. Our resolution does not ask the company to withdraw from these associations. We agree memberships can further company goals and would like to see Ford disclose its memberships and the payments it makes to such groups that are used for political spending.

We disagree that disclosure would be burdensome. If the company has necessary systems in place to track and monitor contributions, shareholders contend disclosure would not be burdensome.  Ford states that it “belongs to many trade associations” yet no system is in place for tracking and monitoring dues and payments.  We contend that this should be rectified.

IV.	Full disclosure is emerging best practice

•
Seventy-three major companies, including nearly half of the S&P 100 have agreed to board oversight and disclosure of their corporate political spending, including Hewlett-Packard, Aetna, Intel and Merck. This is rapidly becoming a corporate governance standard among leading companies.

•
The Center for Political Accountability (CPA)1 was joined by the Council of Institutional Investors and nearly 50 other investor groups in a letter it recently sent to S&P 500 companies that have not yet adopted political disclosure and accountability urging them to do so. Major institutional investor groups signed on, including public pension funds, investment managers, labor unions and religious investors.

Given that the CPA’s standard is emerging as best practice in this area and that there is significant momentum around this effort, the proponents contend the company will be at a competitive disadvantage if it does not adopt such disclosure.

V.	Risks of Corporate Political Spending

Political expenditures may pose legal or reputation risk to a company. This is the case whether a company is a small or big spender. Disclosure of a company’s political spending is critical for allowing shareholders and directors to assess the risk it may pose to the company and shareholder value. Seemingly immaterial contributions can lead to serious problems.

a.	Reputational risks

•
A 2006 Mason-Dixon Polling & Research survey on shareholder attitudes toward corporate political spending commissioned by the CPA found an “overwhelming majority” expressed concern that company political spending “puts corporations at legal risk and endangers” shareholder value. Eighty-five percent of the shareholder respondents agreed that “lack of transparency and oversight in corporate political activity encourages behavior” that threatens shareholder value. The poll also found that 94 percent support disclosure and 84 percent back board oversight and approval of “all direct and indirect [company] political spending.”2

1 The author of this memo sits on the board of the CPA.
2 The poll is available on the Center for Political Accountability’s website at http://www.politicalaccountability.net/index.php?ht=display/ContentDetails/i/1027.

•
According to a 2008 Mason-Dixon poll of corporate directors, two-thirds said that recent corporate scandals involving political activities have “damaged the public’s confidence and trust in corporate America.” Sixty percent agreed that reforms were necessary to “protect companies from risk.”

•
As The New York Times noted on May 28, 2009, “In the wake of the Jack Abramoff scandal, greater political activism by trade groups and demands by candidates and causes for corporate money, boards are now seeing that their corporate image could be tarnished if these contributions or political activities go awry.”3

•	Eighty percent of respondents said they opposed the decision in Citizens United v. FederalElection Commission, according to a Washington Post-ABC News poll released on Feb. 17, 2010.4

c)	Legal risks

•
Westar Energy, a Topeka, Kansas-based public utility was historically not a major contributor.  In 2002, the company made political donations totaling $56,500, including a $25,000 gift to a 527 committee, to arrange a legislative fix for its debt problems. Typically, these amounts are considered by many business observers to be “immaterial.” However, the donations helped investigators unravel the company’s scheme to receive special legislative favors and led to the indictment of top company executives.5

•
In 2004, eight companies were indicted by a Travis County, Texas Grand Jury for giving more than $500,000 to Rep. Tom DeLay’s Texans for a Republican Majority PAC (TRMPAC) in the 2002 elections. Some of the contributions were in the $25,000 range. Texas law prohibits corporate political contributions at the state and local level. The companies were Alliance Quality Nursing Home Care, Bacardi USA, Cracker Barrel, Diversified Collection Services, Meadwestvaco, Sears, Roebuck, Westar Energy and Williams Companies.

The total amount spent by these companies in legal costs is unknown, but likely far exceeds the political contributions that resulted in the indictments.6 Cracker Barrel, Diversified Collection Services, Meadwestvaco and Sears, Roebuck all settled their criminal charges with prosecutors. Cracker Barrel, Sears and Diversified Collection Services agreed to work with prosecutors on the case against DeLay and his associates. News reports indicate the prosecutors said TRMPAC gave false and misleading statements to Cracker Barrel and Sears when requesting the donation.7

3 “Corporations to Disclose Political Contributions,” New York Times, May 28, 2008. Available at: http://thecaucus.blogs.nytimes.com/2008/05/29/corporations-to-disclose-political-contributions/
4 “Corporate sponsorship is campaign issue on which both parties can agree,” Washington Post, Feb 18, 2010.
5 Lawrence Journal World, Wittig-Westar timeline, Friday, December 5, 2003.
6 “TPJ, Reform Groups Seek Changes from 54 Corporations That Gave to TAB & TRMPAC,” Texans for Public Justice Press Release, Nov. 10, 2005, available at: www.tpj.org/docs/ctr_for_corp_responsibility/pr.pdf.
7 “U.S. House Majority Leader DeLay Indicted on Texas Campaign Finance Charge,” Facts on File World News Digest, September 29, 2005.
See also American-Statesman Staff, “Grand jury casts wide net: who’s indicted, who’s not,” Austin-American Statesman, September 29, 2005.
See also T.A. Badger, “Some DeLay corporate contributors settle criminal charges,” The Associated Press, October 19, 2005.

c)	Board-specific risks
•
The Conference Board, the pre-eminent business association, has asked the CPA to draft the first ever handbook of corporate political spending, which is scheduled to publish this summer. According to an earlier Conference Board Executive Action alert, “For directors, an understanding of the details and nuances of political spending is becoming essential in order to carry out their oversight responsibilities.”

VI.
How Citizens United Changes the Debate

The Citizens United Supreme Court decision will have a doubled-edged impact on companies. While it removes all but a handful of restraints on political spending by companies, it also exposes them to much greater pressure to spend politically and makes that spending much riskier.

a.	Impact on companies

•
Opening the way for vastly increased corporate political spending. Companies have available billions of dollars that can now be used for political purposes. Even if they use a small portion, the amounts can still have a tremendous impact,

•
Intensifying the "shakedown" threat to companies. Eliminating political spending restrictions, one of the CPA-Zicklin Center amicus briefs filed in the case warned, will heighten internal and external pressures on corporations to engage in unrestrained political spending and to keep up with their competitors. These pressures include “a shakedown by elected officials who write the laws and regulations that corporations must follow on a daily basis.”

•
Exacerbating the threat of risky corporate behavior. An element of risk is inherent in corporate political spending for companies, their boards, and their shareholders. Increased political expenditures increase that risk. 8

•
Raising the risk of shareholder lawsuits. Executives could be exposed to shareholder suits if companies spend money in ways unrelated to their core business, a retired federal judge and former U.S. Securities and Exchange Commission enforcement chief warned.

On the positive side, Citizens United affirmed the constitutionality of disclosure requirements and acknowledged the legitimacy of protecting shareholders' interests. With prompt disclosure that is required for corporate political expenditures, “Shareholders can determine whether their corporation's political speech advances the corporation's interest in making profits,” Justice Anthony Kennedy wrote in the majority opinion. His remarks echoed concerns about protecting shareholders' interests that were raised in the CPA-Zicklin Center amicus briefs.

b.
Expanding the role of trade associations as conduits for political spending

With the lifting of prohibitions on corporate political spending, trade associations offer companies a way to be engaged politically without disclosing their involvement. A 2006 CPA report spotlighted the growing company use of trade associations as conduits -- and blinds -- for their political spending.9

8 One recent study underscored this concern: Three IMF economists reported in December 2009 that lenders who lobbied most intensively in the years preceding the financial crisis made more dangerous mortgage loans, and saw their shares perform worse than average. “Our analysis,” the economists concluded, “suggests that the political influence of the financial industry can be a source of systemic risk.”
From A Fistful of Dollars: Lobbying and the Financial Crisis,” IMF Working Paper, December 2009 Available at http://www.imf.org/external/pubs/ft/wp/2009/wp09287.pdf
9 “Hidden Rivers: How Trade Associations Conceal Corporate Political Spending, Its Threat to Companies, and What Shareholders Can Do,” Center for Political Accountability, 2006. Available at: http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/932

Companies join -- and pay dues to -- trade associations to have the associations act on their behalf. Associations then use company payments to engage in the political process. Some companies intentionally direct funds to associations for the purpose of having the association engage in political spending on their behalf. Other companies do not join associations for their political influence, but rather join for benefits such gaining access to industry standard-setting expertise. Whether companies pay dues to associations for political influence or for industry expertise is irrelevant. In both instances, associations use membership payments for political spending. Companies need to be aware of and keep tabs on how their membership payments are being used.

Due diligence is necessary because associations may engage in activities or behavior that can harm a company’s reputation or work against their business interests. Companies have a responsibility to know how associations are using their money. Heightened political spending through trade associations and other outside organizations as a result of Citizens United threatens disclosure -- and may drive even more company spending into the dark. Associations shield companies from reporting payments used for political purposes. As the Wall Street Journal reported in 2006, “Corporations have long been able to make their voices heard-and their identities concealed-on Capitol Hill by having their trade associations take the lead, and these groups often closely guard donor lists and finances.” 10

For example, the U.S. Chamber of Commerce “spent more money on lobbying and political activities last year than either the Democratic National Committee or the Republican National Committee, which serve as the main fundraising and grass-roots operations for the parties,” according to a March 16, 2010 article in The Washington Post. The article indicates that the Chamber “is gearing up to play a major role in this year's midterm elections on a scale that rivals the nation's two main political parties.”11

Companies need to hold their associations accountable by tracking and disclosing the portion of their membership payments that is used for political spending.

VII.
Conclusion

For all of the reason outlined above, corporate political disclosure and accountability is necessary to protect shareholder value. The Supreme Court’s decision in the Citizens United case heightens the risks to companies involved in the political process directly or through trade associations and other groups. It is now more critical than ever for companies to adopt the suggested policies and practices on political disclosure and accountability. The company acknowledges it plays an important role in the political process. Shareholders ask that Ford be transparent about its role by disclosing its political spending and related policies.

10 “Investors seek clarity on campaign giving,” Wall Street Journal, April 5, 2006. Available at: http://www.politicalaccountability.net/index.php?ht=display/ArticleDetails/i/1233/pid/188
11 “U.S. Chamber of Commerce sets sights on Democrats ahead of midterm elections,” Washington Post, March 16, 2010. Available at: http://www.washingtonpost.com/wp-dyn/content/article/2010/03/16/AR2010031602040.html?sub=AR